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                                               Filed by Pharmacia & Upjohn, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: Pharmacia & Upjohn, Inc.
                                                   Commission File No. 001-11557


         On January 27, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("P&U") and Monsanto Company, a Delaware corporation ("Monsanto") delivered the following letter to their employees:

Dear Colleagues,

         One of the most visible issues for any new company is the selection of a corporate name and a logo. In choosing a name for our new, combined company, we wanted to honor the past of both companies, but also to mark the creation of something entirely new. After careful evaluation, we've come to the following decisions:

         - The new company will be named Pharmacia. We think it's a great name because it expresses our goal of creating a top-tier global pharmaceutical company. It also works well in many languages -- and, as it happens, we already own the name, which will save us lots of time and cost.

         - The new logo and look for our corporate identity will come from Searle's graphics -- the familiar blue and the distinctive typeface. For a preview, visit the P&U Merger News intranet site.

         - And, to express our new beginnings, we want to involve the creativity of all our people in crafting a new corporate "tagline" -- a phrase or sentence that will accompany the Pharmacia name and express our qualities and aspirations.

         - The Monsanto name will live on in our global agriculture business.



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         Pharmacia will be our corporate or enterprise name. But underneath that name, other names will continue to be used -- names like "Upjohn," "Searle" and "DeKalb," for example. These areas of our business, among others, will continue to leverage their value in the marketplace and maintain the important customer relationships we've built over the years. And, just as importantly, these names mean a lot to many of us, as they signify the hard work, proud histories and future potential that we care deeply about.

         In the weeks ahead, we'll be working on the specifics of the graphic design. More information about the tagline contest and about how we'll use the new logo and brand names on business cards, letterheads, etc., will be communicated in the coming weeks.

         The selection of the name for our new company is a meaningful first step forward in our journey to create one of the most dynamic, fastest-growing companies in our industry. We appreciate your continued focus on the business, and your commitment to achieving the enormous business potential that lies ahead.

Thanks, and best regards.

Bob Shapiro     Fred Hassan


                            -------------------------

Monsanto and Pharmacia & Upjohn will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-1000. Documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia &
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Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ
THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

         Pharmacia & Upjohn and its board of directors will be soliciting proxies from Pharmacia & Upjohn stockholders in favor of the merger. Pharmacia & Upjohn's board of directors is comprised of Frank C. Carlucci, Gustaf Douglas,
M. Kathryn Eickhoff, Soren Gyll, Fred Hassan, Berthold Lindqvist, Olaf Lund, C. Steven McMillan, William U. Parfet, Ulla Reinius, Bengt Samuelsson and Morton L. Topfer. Other participants in the solicitation may include Goran Ando, Hakan Astrom, Ken Banta, Chris Coughlin, Fred Hassan, Robert Thompson and Craig Tooman. The participants in the Pharmacia & Upjohn solicitation hold, collectively, fewer than 1% of the outstanding common stock of Pharmacia & Upjohn.